Exhibit 4.2

DESCRIPTION OF KASPIEN HOLDINGS INC. CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

Kaspien’s certificate of incorporation authorizes 200,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK
Each outstanding share of Kaspien common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. All shareholder action may be effected at a duly called meeting at which a quorum is present, except as otherwise provided by law. A majority of votes cast by shareholders is required for any action to which shareholders are entitled to vote, except as otherwise provided by law and except that directors are elected by a plurality of votes cast. The holders of Kaspien common stock do not have cumulative voting rights. Dividends may be paid to holders of Kaspien common stock when and if declared by the board of directors out of legally available funds.

Holders of Kaspien common stock have no conversion, redemption, or preemptive rights. All outstanding shares of Kaspien common stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of Kaspien, holders of Kaspien common stock will be entitled to share ratably in the assets of Kaspien remaining after payment of creditors and after the liquidation preference, if any, of preferred stock outstanding at the time.

PREFERRED STOCK

No shares of preferred stock have been issued. Kaspien’s board may, without further action by Kaspien’s shareholders, from time to time authorize the issuance of up to 5,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on Kaspien common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Kaspien before any payment is made to the holders of Kaspien common stock. In addition, under certain circumstances, the issuance of such preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Kaspien’s securities or the removal of incumbent management. Although Kaspien presently has no plans to issue any shares of preferred stock, the Kaspien board, without shareholder approval, may issue preferred stock with voting and conversion rights that could adversely affect the holders of Kaspien common stock.

NEW YORK ANTI-TAKEOVER LAW

Section 912 of New York Business Corporation Law prohibits a New York corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years from the date that such interested shareholder acquired its stock unless such acquisition or the business combination was approved by the corporation’s board of directors prior to the interested shareholder’s becoming such. After such five-year period, the business combination must be approved by a majority of shareholders other than the interested shareholder or the price paid to all shareholders must meet certain conditions relating to the type and minimum amount of consideration to be paid to shareholders other than the interested shareholder.

For purposes of Section 912, a “business combination” includes:

•	a merger or consolidation,
•	a sale, lease, pledge or other disposition of assets,
•	a stock issuance or transfer,
•	a liquidation or dissolution,
•	a reclassification of securities,
•	a recapitalization, or
•	any transaction in which an interested shareholder benefits disproportionately in relation to any other shareholder.

An “interested shareholder” is defined as any person or entity that currently owns, directly or indirectly, or in the case of affiliates and associates of the corporation, that owned at any time during the past five years, more than 20% of the outstanding voting stock of the corporation.

These provisions may discourage open market purchases or a non-negotiated tender or exchange offers for the stock of a New York corporation such as Kaspien, and, accordingly, may be adverse to the interests of a shareholder who would desire to participate in such a transaction.

See also “Voting Agreement” below.

BUSINESS COMBINATIONS

New York law generally provides that the consummation of a merger, consolidation, dissolution or disposition of substantially all of the assets of a New York corporation requires:

•	the approval of the corporation’s board of directors;
•	the affirmative vote of the holders of two-thirds of all outstanding shares entitled to vote, unless
o	the corporation’s certificate of incorporation requires only the affirmative vote of a majority of all outstanding shares entitled to vote thereon, or
o	the corporation was incorporated after February 22, 1998; and
•	in certain situations, the affirmative vote by the holders of a majority of all outstanding shares of each class or series of shares.

See also “Voting Agreement” below.

TRANSFER AGENT AND REGISTRAR

Computershare, Inc. is the transfer agent and registrar for Kaspien common stock.

AMENDMENTS TO CERTIFICATES OF INCORPORATION

Generally, under New York law, proposed amendments to a corporation’s certificate of incorporation may be authorized by a vote of the board of directors followed by the vote of a majority of all outstanding shares. If the amendment would adversely affect the rights of any holders of shares of a class or series, the vote of the holders of a majority of all outstanding shares of that class or series, voting as a class, is also necessary to authorize the amendment even though they ordinarily would not have voting rights. Kaspien’s certificate of incorporation does not contain any provisions relating to its amendment.

On September 3, 2020, the shareholders adopted an amendment to Kaspien’s certificate of incorporation (i) setting the number of directors at three, (ii) permitting shareholder action by written consent and (iii) implementing certain transfer restrictions intended to prevent an ownership change that could substantially reduce tax benefits associated with Kaspien’s net operating losses under Section 382 of the Internal Revenue Code of 1986, as amended. See also “Shareholder Action,” “Number and Election of Directors” and “Voting Agreement” below.

On March 8, 2022, Kaspien filed with the State of New York Department of State a Certificate of Amendment of its Certificate of Incorporation, amending such certificate to exclude the Warrants issued by Kaspien to the Tranche B Lender from certain transfer restrictions intended to prevent an ownership change that could substantially reduce tax benefits associated with Kaspien’s net operating losses under Section 382 of the Internal Revenue Code of 1986, as amended.

AMENDMENTS TO BY-LAWS

Under New York law, except as otherwise provided in its certificate of incorporation, a corporation’s by-laws may be amended, repealed or adopted by a majority of the votes cast by the shares at the time entitled to vote in the election of any directors. When so provided in its certificate of incorporation or a by-law adopted by the shareholders, a corporation’s by-laws also may be amended, repealed or adopted by the board but any by-law adopted by the board may be amended or repealed by the shareholders entitled to vote on the by-law as provided by New York law.

Kaspien’s certificate of incorporation provides that the board of directors is authorized to make, alter or repeal Kaspien’s by-laws, but that any by-law adopted by the board of directors may be amended or repealed the shareholders entitled to vote thereon and the shareholders may at any time limit the power of the board of directors to amend, alter or repeal any by-law adopted by the shareholders. Additionally, Kaspien’s by-laws provide that the board of directors may make, alter or repeal Kaspien’s by-laws, but that any by-law adopted by the board of directors may be amended or repealed by the shareholders.

On March 30, 2020, the Board of Directors adopted an amendment to Kaspien’s by-laws implementing certain transfer restrictions intended to prevent an ownership change that could substantially reduce tax benefits associated with Kaspien’s net operating losses under Section 382 of the Internal Revenue Code of 1986, as amended.

On September 3, 2020, the shareholders adopted an amendment to Kaspien’s by-laws (i) setting the number of directors at three and (ii) permitting shareholder action by written consent. See also “Shareholder Action”, “Number and Election of Directors” and “Voting Agreement” below.

On March 8, 2022, the by-laws of Kaspien were amended to exclude the Warrants issued by Kaspien to the Tranche B Lender from certain transfer restrictions intended to prevent an ownership change that could substantially reduce tax benefits associated with Kaspien’s net operating losses under Section 382 of the Internal Revenue Code of 1986, as amended.

PREEMPTIVE RIGHTS

Kaspien’s certificate of incorporation provides that no holder of Kaspien common stock has any preemptive rights with respect to any shares or other securities of Kaspien.

REDEMPTION OF CAPITAL STOCK

Kaspien’s certificate of incorporation does not provide for the redemption of any stock.

DIVIDEND SOURCES

Under New York law, except as otherwise provided by New York law, a corporation may declare and pay dividends or make other distributions out of surplus only, so that the net assets of the corporation remaining after the declaration, payment or distribution must at least equal the amount of its stated capital. A corporation may declare and pay dividends or make other distributions, except when the corporation is insolvent or would thereby be made insolvent, or when the declaration, payment or distribution would be contrary to any restrictions contained in the corporation’s certificate of incorporation.

SHAREHOLDER ACTION

Under New York law, unless otherwise provided in a corporation’s certificate of incorporation, any action required or permitted to be taken by shareholder vote may be taken without a meeting on written consent signed by the holders of all outstanding shares entitled to vote or, if the certificate of incorporation so permits, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. Kaspien’s certificate of incorporation permits action to be taken by the shareholders of the Kaspien without a meeting, by written consent, signed by not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which the holders of all shares entitled to vote thereon were present and voted. See also “Voting Agreement” below.

SPECIAL SHAREHOLDER MEETINGS

New York law provides that special meeting of shareholders may be called by the board and by the persons authorized by the certificate of incorporation or the by-laws. New York law further provides that if, for a period of one month after the date fixed by or under the by-laws for the annual meeting of shareholders or, if no date has been so fixed, for a period of 13 months after the last annual meeting, there is a failure to elect a sufficient number of directors to conduct the business of the corporation, the board shall call a special meeting for the election of directors. If the special meeting is not called by the board within two weeks after the expiration of the period or if it is called but there is a failure to elect the directors for a period of two months after the expiration of the period, holders of 10% of the votes of the shares entitled to vote in an election of directors may, demand a special meeting for the election of directors.

Kaspien’s by-laws provide that special meetings of shareholders may be called by the Chairman of the Board, if any, the Chief Executive Officer or a majority of the board of directors.

CUMULATIVE VOTING

Under New York law, the certificate of incorporation of a corporation may provide for cumulative voting in the election of directors. Kaspien’s certificate of incorporation does not provide for cumulative voting.

NUMBER AND ELECTION OF DIRECTORS

Subject to certain limitations, New York law permits the number of directors of a corporation to be fixed by its by-laws, by action of the shareholders or by action of the board under the specific provision of a by-law adopted by the shareholders. At each annual meeting of the shareholders, directors are to be elected to hold office until the next annual meeting, except for corporations with classified boards. New York law permits the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders to provide that directors be divided into either two, three or four classes. All classes must be as nearly equal in number as possible. The term of office of one class of directors shall expire each year, with the terms of office of no two classes expiring the same year.

Kaspien’s certificate of incorporation provides that the number of directors be set at three and that all directors elected at the annual meeting of shareholders shall hold office until the next annual meeting of shareholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. In no case will a decrease in the number of directors shorten the term of any incumbent director.

Kaspien’s by-laws provide that the number of directors shall be set at three and a director shall hold office until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. In no case will a decrease in the number of directors shorten the term of any incumbent director. See also “Voting Agreement” below.

REMOVAL OF DIRECTORS

New York law provides that any or all of the directors may be removed for cause by vote of the shareholders. The certificate of incorporation or the specific provisions of a by-law adopted by the shareholders may provide for the removal by action of the board, except in the case of any director elected by cumulative voting, or by the holders of the shares of any class or series, or holders of bonds, voting as a class, when so entitled by the certificate of incorporation. If the certificate of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

The removal of directors, with or without cause, is subject to the following:

•
in the case of a corporation having cumulative voting, no director may be removed when the votes cast against the director’s removal would be sufficient to elect the director if voted cumulatively; and

•
if a director is elected by the holders of shares of any class or series, the director may be removed only by the applicable vote of the holders of the shares of that class or series voting as a class.

An action to procure a judgment removing a director for cause may be brought by the attorney general or by the holders of 10% of the outstanding shares, whether or not entitled to vote.

Kaspien’s by-laws provide that the board of directors, by a vote of not less than a majority of the entire Board, at any meeting thereof, or by written consent, at any time, may, to the extent permitted by law, remove with or without cause from office or terminate the employment of any director. See also “Voting Agreement” below.

VACANCIES

Under New York law, newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by vote of the board of directors then in office, though less than a quorum. However, the certificate of incorporation or by-laws may provide that such newly created directorships or vacancies are to be filled by vote of the shareholders. Unless the certificate of incorporation or the specific provisions of a by-law adopted by the shareholders provide that the board may fill vacancies occurring on the board by reason of the removal of directors without cause, such vacancies may be filled only by vote of the shareholders.

A director elected to fill a vacancy, unless elected by the shareholders, will hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until his or her successor is elected and qualified. Unless otherwise provided in the certificate of incorporation or by-laws, notwithstanding the above, whenever the holders of any class or classes of shares or series are entitled to elect one or more directors by the certificate of incorporation, any vacancy that may be filled by the board or a majority of the directors then in office will be filled by a majority of the directors then in office elected by the class or classes or series. However, if no such director is in office, then the vacancy may be filed as provided above.

Kaspien’s certificate of incorporation provides that any and all vacancies in the board of directors, however occurring, including by reason of an increase in size of the board of directors, or death, resignation, disqualification or removal of a director, shall be filled solely by appointment via an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors. Any director so appointed shall serve until the next shareholders’ meeting held for the election of directors until his or her successor is duly elected and qualified.

Kaspien’s by-laws provide that any vacancy in the office of any directors of officer occurring for any reason, including a removal without cause, may be filled at any time by a majority of the directors then in office, even though less than a quorum remains and the person chosen will hold office until his successor is elected and qualified. See also “Voting Agreement” below.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under New York law, a corporation may indemnify its directors and officers made, or threatened to be made, a party to any action or proceeding, except for shareholder derivative suits, if the director or officer acted in good faith, for a purpose which he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation, and, in criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. In the case of shareholder derivative suits, the corporation may indemnify a director or officer if he or she acted in good faith for a purpose which he or she reasonably believed to be in or, in the case of service to another corporation or enterprise, not opposed to the best interests of the corporation. However, no indemnification may be made in respect of

•	a threatened action, or a pending action which is settled or otherwise disposed of, or
•	any claim, issue or matter as to which the person has been adjudged to be liable to the corporation,

unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the portion of the settlement amount and expenses as the court deems proper.

Any person who has been successful on the merits or otherwise in the defense of a civil or criminal action or proceeding will be entitled to indemnification. Except as provided in the preceding sentence, unless ordered by a court pursuant to New York law, any indemnification under New York law pursuant to the above paragraph may be made only if authorized in the specific case and after a finding that the director or officer met the requisite standard of conduct by:

•	the disinterested directors if a quorum is available,
•	by the board upon the written opinion of independent legal counsel, or
•	by the shareholders.

The indemnification described above under New York law is not exclusive of other indemnification rights to which a director or officer may be entitled by:

•	the certificate of incorporation or by-laws;
•	a resolution of shareholders;
•	a resolution of directors; or
•	an agreement providing for such indemnification.

However, no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

Kaspien’s by-laws provide that, except to the extent expressly prohibited by New York law, Kaspien shall indemnify each person made or threatened to be made a party to any action or proceedings, whether civil or criminal, by reason of the fact that such person is or was a director or officer of Kaspien, or serves or served at the request of Kaspien any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against liabilities or losses, incurred in connection with the action or proceedings, or any appeal. However, no indemnification will be made if a judgment or other final determination adverse to the person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. Moreover, no indemnification will be required with respect to any settlement or other non-adjudicated disposition of any threatened or pending action or proceedings unless Kaspien has given its prior consent. Kaspien’s by-laws require advances of reasonable expenses incurred in defending or otherwise participating in a proceeding to persons entitled to indemnification in connection with such proceeding, upon receipt of an undertaking by or on behalf of such person to repay such amounts if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent those advances exceed the amount to which the person is entitled.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

New York law provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity. However, no such provision can eliminate or limit the liability of any director:

•
if a judgment or other final adjudication adverse to such director establishes that such director’s acts or omissions were in bad faith, or involved intentional misconduct or a knowing violation of law, or that the director personally gained in fact a financial profit or other advantage to which such director was not legally entitled or that the director’s acts violated certain provisions of New York law; or

•	for any act or omission prior to the adoption of such a provision in the certificate of incorporation.

Kaspien’s certificate of incorporation contains a provision, eliminating the personal liability of directors to the corporation and the shareholders for damages for any breach of duty in such capacity except to the extent that such elimination of liability is not permitted under New York law.

VOTING AGREEMENT

On March 30, 2020, certain of Kaspien’s shareholders owning approximately 60% of the issued and outstanding Common Stock of Trans World entered into a voting agreement (the “Voting Agreement”), pursuant to which such shareholders and their respective related entities agreed to how their respective shares of the Company’s Common Stock held by the parties will be voted with respect to (i) amending the Articles of Incorporation to set the size of the Board of Directors (the “Board”) at three directors, (ii) the designation, election, removal, and replacement of members of the Board and (iii) a Sale of the Company (as defined in the Voting Agreement) with respect to which there is a shareholder vote or some other action to take place during the ninety (90) days immediately following the date of the Voting Agreement.